

Mail Stop 3561

September 6, 2016

Timothy A. Larkin
Chief Financial Officer
InterCloud Systems, Inc.
1030 Broad Street
Suite 102
Shrewsbury, NJ 07702

> **Re:** **InterCloud Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated August 18, 2016**
> **File No. 1-36100**

Dear Mr. Larkin:

We have reviewed your August 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Executive Compensation, page 61

1. In future filings, please provide investors with a description of the material factors necessary to understand the compensation paid to your named executive officers. See Item 402(o) of Regulation S-K. For example, to comply with Item 402(o)(4), you may need to describe the material terms of the grant of stock awards. Further, you may need to provide a general description of the criteria or formula used in determining the amount of awarded bonuses in order to comply with Item 402(o)(5).

Director Compensation, page 66

2. Although your non-employee directors were owed certain cash retainers or fees, including for serving on board committees and for attending board or committee meetings, it appears from the director compensation table on this page that no such

retainers or fees were paid. Please tell us whether these amounts are accruing or whether each director waived the right to these amounts.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: M. Ali Panjwani, Esq.
         Eric M. Hellige, Esq.